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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67160

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRV Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 N Michigan Ave, Suite 1100

(No. and Street)

Chicago	IL	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen Sullivan (312) 506-6861

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

155 N Wacker Dr	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Kathleen Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRV Securities LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

Financial and Operations Principal

Title

Notary Public

SHELLEY A KASNICK
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
April 21, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRV Securities LLC

Statement of Financial Condition
December 31, 2019
Available for Public Inspection

GRV Securities LLC
Index
December 31, 2019

Page(s)

Building a better
working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the Members of GRV Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GRV Securities LLC (the Company) as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws, the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2014.

February 14, 2020

GRV Securities LLC
Statement of Financial Condition
December 31, 2019

Assets	
Cash	$ 912,425
Distribution fee receivable	90,354
Other assets	165,680
Total assets	$ 1,168,459
Liabilities and Members' Equity	
Distribution fee payable	$ 90,354
Accrued expenses	28,269
Payable to affiliate	14,506
Total liabilities	133,129
Members' equity	1,035,330
Total liabilities and members' equity	$ 1,168,459

The accompanying notes are an integral part of the statement of financial condition.

1. Organization

GRV Securities LLC (the "Company" or "GSLLC") (formerly known as Grosvenor Securities LLC) was organized on August 18, 2005 under the laws of Delaware as a wholly owned subsidiary of Grosvenor Capital Management, L.P. ("GCMLP"). GCMLP is registered with the Securities and Exchange Commission ("SEC") as an investment adviser. The Company is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Effective March 30, 2007, the Company entered into a Preferred Membership Interest Purchase Agreement with a third party ("Preferred Member"). Under the agreement, in exchange for a $3,000 contribution, the Preferred Member was issued preferred interests in the Company and is entitled to receive cumulative dividends at the rate of 10% per annum. These dividends are payable quarterly. The preferred interests have a liquidation preference equal to $3,000 plus any unpaid but accrued dividends.

The Company's profits and losses are allocated in accordance with the Amended and Restated Limited Liability Company Agreement dated March 30, 2007. Profits are allocated first to GCMLP (the "Common Member") and the Preferred Member to the extent of any losses previously allocated; second to the Preferred Member to the extent of the Preferred Member's accrued dividend and thereafter to the Common Member. Losses are allocated first to the extent of any profits previously allocated to the Common Member and Preferred Member; second to the extent of the Common Member's capital balance; third to the extent of the Preferred Member's capital balance and thereafter to the Common Member.

The Company operates as a limited purpose broker-dealer that does not engage in proprietary trading, market-making, exchange floor activity or securities clearing. The Company's sole functions are to i) serve as a placement agent of interests in certain private investment funds sponsored or managed or advised by GCMLP and GCM Customized Fund Investment Group, L.P. ("GCM CFIG") (investment funds are referred to as the "GCM Grosvenor Funds"); ii) serve as principal underwriter for certain GCM Grosvenor Funds that are registered as "open-end" investment companies under the Investment Company Act of 1940; iii) provide wholesaling and distribution services to such open-end GCM Grosvenor Funds; iv) provide wholesaling and distribution services to certain GCM Grosvenor Funds that are "closed-end" investment companies under the Investment Company Act of 1940; and v) provide certain support services to third-party selling agents that market the open-end, closed-end and certain private GCM Grosvenor Funds. GSLLC has been approved by FINRA to serve as principal underwriter for open-end investment companies but does not currently act in this capacity. The private GCM Grosvenor Funds are offered, in the United States, to institutional investors and high net worth individuals who meet the definition of an "accredited investor" under Regulation D under the Securities Act of 1933.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") under paragraph (k)(2)(i) of that Rule.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Distribution Fees
The Company entered into an agreement with Hedge Fund Guided Portfolio Solution (the "Fund"), a GCM Grosvenor Fund, pursuant to Rule 12b-1 of the Investment Company Act of 1940. The Fund pays the Company a distribution and/or service fee equal to 0.75% per annum of the aggregate net asset value of the Fund's Class A shares outstanding, determined as of the last calendar day of each month ("Distribution Fees"). The Distribution Fees are paid by the Fund on a monthly basis and upon receipt, the Distribution Fees are paid to brokers. As of December 31, 2019, the Company had a distribution fee receivable of $90,354 and a distribution fee payable of $90,354 in the statement of financial condition.

Other Assets
Other assets include prepaid items, which consist primarily of 2020 FINRA renewal fees.

3. Related Parties

Effective January 2, 2014, the Company entered into the Second Amended Master Placement Agent Agreement (the "Agreement") with GCMLP and GCM CFIG whereby, in exchange for an annual fee, the Company acts primarily as a placement agent for the GCM Grosvenor Funds. Effective July 1, 2016, the annual fee was increased to $450,000.

In addition to the Agreement, the Company has entered into an Amended Expense Agreement ("Expense Agreement") with GCMLP and GCM CFIG. Under the Expense Agreement, direct expenses, including professional fees and registration and licensing fees are the responsibility of the Company and are recorded as incurred. GCMLP pays for the expenses and is reimbursed by the Company from time to time. Accrued expenses represent direct expenses incurred, but not yet paid by GCMLP. The payable to affiliate represents the expenses to be reimbursed by the Company to GCMLP. Indirect expenses, including compensation, rent and utilities are the responsibility of and are paid directly by, and recorded on the books and records of, GCMLP or GCM CFIG. In accordance with the Expense Agreement, the Company is not directly or indirectly liable for payment of any indirect expenses.

4. Income Taxes

The Company is not subject to federal income taxes as its members, are individually liable for the taxes, if any, on their distributive share of realized income, gain, loss, deductions or credits. Accounting Standards Codification 740 ("ASC 740") requires the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of

any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is limited to the largest benefit that has a greater than fifty percent cumulative probability of being realized upon ultimate settlement with the relevant taxing authority. As of December 31, 2019, the Company has evaluated its tax positions under ASC 740 and determined it was not required to book a liability for uncertain tax positions.

Although the Company is not subject to federal income taxes, the Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of December 31, 2019, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are as follows:

Jurisdiction	Earliest Tax Year Subject to Examination
U.S. Federal	2016
Illinois	2016

5. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. As of December 31, 2019, the Company is required to maintain minimum net capital equal to the greater of $5,000 or $6^{2/3}$% of aggregate indebtedness, as defined.

At December 31, 2019, the Company had net capital, as defined under Rule 15c3-1, of $869,650 and excess net capital of $860,775. The ratio of aggregate indebtedness to net capital was 0.15 to 1.

The Company claims exemption from the provisions of Rule 15c3-3 under the Act in that the Company's activities are limited to those set forth in the conditions for exemption in accordance with paragraph (k)(2)(i) of that Rule.

6. Subsequent Events

The Company has reviewed subsequent events occurring through February 14, 2020, which represents the date that this financial statement was issued and determined that no subsequent events have occurred that would require recognition or additional disclosure.